Exhibit 3.1

ARTICLES OF AMENDMENT

TO

RESTATED ARTICLES OF INCORPORATION

OF

SUNTRUST BANKS, INC.

1.

The name of the corporation is SunTrust Banks, Inc. (the “Corporation”). The Corporation is organized under the laws of the State of Georgia.

2.

On August 8, 2006, the Board of Directors of the Corporation approved an amendment to Article 5(b) of the Restated Articles of Incorporation to read in its entirety as follows:

“5(b). The aggregate number of preferred shares (referred to in these Articles of Incorporation as "Preferred Stock") which the Corporation shall have authority to issue is 50,000,000 with no par value per share. In accordance with the provisions of the Georgia Business Corporation Code, the Board of Directors may determine the preferences, limitations, and relative rights of (1) any Preferred Stock before the issuance of any shares of Preferred Stock and (2) one or more series of Preferred Stock, and designate the number of shares within that series, before the issuance of any shares of that series, provided that the holders of shares of Preferred Stock will not be entitled to more than one vote per share.”

3.

The amendment was duly adopted by the shareholders of the Corporation on April 17, 2007 in accordance with the provisions of O.C.G.A. § 14-2-1003.

IN WITNESS WHEROF, SunTrust Banks, Inc. has caused these Articles of Amendment to be executed and sealed by its duly authorized officer on this 17th day of April, 2007.

SUNTRUST BANKS, INC.

By:	/s/ Raymond D. Fortin
Name:	Raymond D. Fortin
Title:	Corporate Executive Vice
President and Secretary